TAHOE REPORTS 2013 SECOND QUARTER RESULTS
Updates Escobal Project

VANCOUVER, B.C. (August 8, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) today reported financial results for the quarter ending June 30, 2013, and provided updates regarding its flagship Escobal silver project in Guatemala.

Financial Results for 2Q 2013
Highlights for the second quarter of 2013 include (stated in U.S. dollars):

  Net earnings/(loss) for the quarter amounted to ($15.6 million) or ($0.11) per share,
  Cash outflow from operating activities amounted to $15.9 million,
  Corporate G&A expense amounted to $4.1 million, excluding non-cash share-based compensation of $2.0 million,
  Exploration expenses amounted to $1.4 million,
  A project-to-date total of $315.2 million of the $326.6 million budget has been spent towards construction of the 3500 tonne per day (tpd) Escobal project,
  Additionally, $14.0 million has been spent towards the $46.2 million expansion to 4500 tpd,
  Cash and equivalents at quarter-end were $99.2 million including net proceeds from the $50 million loan received in June.

Complete financial results as well as the Company’s MD&A and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com) Friday afternoon.

Tahoe Resources senior management will host a conference call to discuss the second quarter results at 8:00 a.m. Pacific Time on Friday, August 9, 2013. To join the conference please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company’s website, www.TahoeResourcesInc.com.

Escobal Project Update
Construction and underground development of the Escobal project continues with early mill commissioning commencing in late June 2013. Initial production of metals concentrates is expected to begin in the late third quarter of 2013.

Second quarter underground advance was 2,080 metres with total advance project to date at 9,221 metres. Access to 18 primary transverse and 18 secondary transverse stopes from the 1290 and 1265 footwall laterals was achieved at the end of the second quarter. Final development has been completed in the first five stopes and production drilling is advancing in the first three stopes as expected. Approximately 60,000 tonnes of mill feed stockpile is anticipated by mill start-up. Each of the stopes contains 30,000 to 50,000 tonnes.

The project continues on schedule and on budget with full production anticipated to commence in the first quarter of 2014. The Company believes it has sufficient funds to complete construction and commence production.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
Investors are cautioned that the Preliminary Economic Assessment (PEA) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associate with developing a commercially mineable deposit.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) underground development feeding the mill at the 3500 tpd rate, (ii) the Company’s cash resources being sufficient to bring the mine into production in early 2014, (iii) the anticipated budget and timeline for completion of the 4500 tpd expansion, and (iv) Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807